June 30, 2016

J.P. Morgan Access Multi-Strategy Fund, L.L.C.

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. and J.P. Morgan Private Investments (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate indicated on Schedule A on an annualized basis of the Fund’s net assets as of the end of each month . This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, any performance allocation, extraordinary expenses not incurred in the ordinary course of the Fund’s business and expenses related to the J.P. Morgan Funds’ Board of Trustees deferred compensation plan. In addition, the Fund may invest in one or more money market funds advised by J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). J.P. Morgan Investment Management Inc. as the Fund’s adviser and/or administrator hereby contractually agrees to waive fees and/or reimburse expenses in an amount sufficient to offset the net fees it collects from the affiliated money market funds on the Fund’s investment in such money market funds.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filing their registration statements on Form N-2 and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.		J.P. Morgan Private Investments

By:	Robert L. Young Managing Director	By:

Accepted by:

J.P. Morgan Access Multi-Strategy Fund, L.L.C.

By: Laura M. Del Prato Treasurer

[1]	In calculating the interest expense on short sales for purposes of this exclusion, each Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

SCHEDULE A

Fund Name	Expense Cap	Expense Cap Period End
J.P. Morgan Access Multi-Strategy Fund, L.L.C.	1.92%	June 30, 2017